Via Facsimile and U.S. Mail
Mail Stop 6010

August 8, 2007

Mr. Steven Alsene
Chief Financial Officer
Rotech Healthcare Inc.
2600 Technology Drive, Suite 300
Orlando, FL   32804

> **Re: Item 4.02 Form 8-K**
> **Filed August 8, 2007**
> **File No. 000-50940**

Dear Mr. Alsene:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02 8-K

1.   Please disclose the circumstances that led to the discovery of the errors described in your Form 8-K.

2.   Revise your disclosure to specify the "technical accounting guidance" that you applied to classify the cash collateralization of letters of credit. If you applied the incorrect accounting principle, then provide us with additional information regarding how you determined that an alternative principle is more appropriate and specify whether the circumstances surrounding your restatement relate to a change in accounting principle.

3.   Elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and explain whether these amounted to a material weakness.

4.   Specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2006 10-K and March 31, 2007 10-Q filings regarding your disclosure controls and procedures, in light of the material errors that you have described.

5.   Specify whether you have reassessed and whether you are planning to revise your conclusion related to the effectiveness of your internal control over financial reporting. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

*   *   *   *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant